Mail Stop 3561

							November 15, 2005


Via U.S. Mail

Mr. Steven L. White, President
Wren, Inc.
386 North 210 East
Mapleton, Utah 84664

Re: 	Wren, Inc.
	Amendment no. 1 to Form SB-2
      Filed October 17, 2005
	File No. 333-122185

Dear Mr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please delete the last sentences of the first paragraph.
Please
limit the information to that requested in Item 501 of Regulation
S-
B.




Prospectus Summary, page 4
2. We note your response to our prior comment 6 and your revised disclosure. We reissue the comment, in part. Please revise to also include your revenues and net losses for the most recent audited period and interim stub to provide a snapshot of your company.


Signatures, page 44
3. Under "in accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated," please include signatures for the person or persons acting in the capacities of principal executive officer, principal financial officer and controller and principal accounting officer, as well as at least the majority of the board of directors. Refer to Form SB-2, Signatures and Instructions 1 and 2 to Signatures.

Legality opinion, exhibit 23.1
4. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. It appears that your legality opinion does not currently provide an opinion on the legality of securities under the laws of the state in which Wren, Inc. is incorporated. Please revise your legality opinion as necessary.

Additional Information, page 22
5. Please revise the address for the public reference facility where investors may examine your filing to 100 F Street, NE, Room 1580, Washington, DC 20549.

Other
6. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay, the Branch Chief - Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna V. Losert at (202) 551-3325 or me at
(202) 551-3210 with any other questions.


      Regards,


      Susan Block
							Attorney-Advisor

cc:	Cletha A. Walstrand, Esq.
	via facsimile: 801-363-8512
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Steven L. White
Wren, Inc.
November 15, 2005
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